REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

(a)	The name and address of the offeror.

Ralph D. McRae (the "Offeror") 1800 – 1500 West Georgia Street Vancouver BC Canada V6G 2Z6

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

The Offeror has acquired direct and indirect ownership of an additional 2.2% of the issued and outstanding common shares of Leading Brands, Inc. (the "Company").

The Offeror has direct and indirect ownership and control of 180,847 common shares and 290,500 stock options that are vested or vest within the next 60 days. In total, this represents approximately 14.4% of the issued and outstanding common shares of the Company.

A copy of the press release issued by the Offeror is attached hereto as Appendix “A”.

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

After giving effect to the acquisition of the common shares, the Offeror owns or controls 180,847 common shares of the Company, and 290,500 stock options that are vested or vest within the next 60 days, representing 14.4% of the Company's current issued and outstanding common shares on a partially-diluted basis assuming exercise of such stock options.

Of these securities, 95,030 common shares are held in the name of BBI Holdings Inc., and 4,040 common shares and options to purchase 28,509 common shares are held by Jill McRae. The Offeror is the sole shareholder and director of BBI Holdings Inc.

(d)	The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)	the offeror, either alone or together with any joint actors, has ownership and control,

The Offeror has ownership and control over all of the securities referred to in paragraph (c).

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

None.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

None.

(e)	the name of the market in which the transaction or occurrence that gave rise to the news release took place;

The transactions took place on the NASDAQ Stock Market.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The Offeror acquired the purchased shares for investment purposes, and may, in the future, increase or decrease his shareholdings as circumstances and market conditions warrant.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

Not applicable

(h)	the names of any joint actors in connection with the disclosure required by this report;

Jill McRae and BBI Holdings Inc.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;

Not applicable

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities; and

Not applicable.

(k)	if applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

Dated: July 25, 2012

/Ralph McRae/
______________________________
RALPH D. McRAE